Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Fiscal Quarter Ended March 23, 2007	Fiscal Quarter Ended March 24, 2006
	(in thousands)

Income Before Income Taxes	$5,135	$4,336
Fixed Charges	12,196	6,647
Amortization of Capitalized Interest	34	10
Capitalized Interest	-	(143)

Earnings	$17,365	$10,850

Interest Expense	$11,495	$5,807
Portion of Rent Related to Interest	701	697
Capitalized Interest	-	143

Fixed Charges	12,196	6,647

Preferred Stock Dividends	-	-

Combined Fixed Charges and Preferred Stock Dividends	$12,196	$6,647

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.4	1.6